EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended May 1, 2009 and May 2, 2008

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	May 1, 2009	May 2, 2008	May 1, 2009	May 2, 2008

Net Sales	$359,502	$358,033	$669,219	$715,358
Gross Margin	112,598	121,387	214,750	236,600

Net Earnings From Continuing Operations	$25,338	$23,947	$36,825	$53,672
Net Earnings From Discontinued Operations	375	1,238	15,831	2,497

Net Earnings	$25,713	$25,185	$52,656	$56,169

Basic

Weighted Average Number of Shares Outstanding	29,705	29,442	29,684	29,413

Earnings Per Share – Basic:
Continuing Operations	$.85	$.81	$1.24	$1.82
Discontinued Operations	.02	.05	.53	.09

Earnings Per Share - Basic	$.87	$.86	$1.77	$1.91

Diluted

Weighted Average Number of Shares Outstanding	29,705	29,442	29,684	29,413
Net Shares Assumed to be Issued for Stock Options	124	440	163	433

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,829	29,882	29,847	29,846

Earnings Per Share – Diluted:
Continuing Operations	$.85	$.80	$1.23	$1.80
Discontinued Operations	.01	.04	.53	.08

Earnings Per Share - Diluted	$.86	$.84	$1.76	$1.88